Exhibit 99.1

PENN WEST EXPLORATION ANNOUNCES EMPLOYEE REDUCTIONS

FOR IMMEDIATE RELEASE, August 22, 2013

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST” or “the Company”) announced today that as part of the ongoing process to improve competitive performance, the Company has further reduced its workforce to less than 1,600 full time equivalent employees. To date in 2013, the Company has reduced total employee count by over 25% from approximately 2,150 full time employees at the beginning of the year and by 30% from approximately 2,250 in the fall of 2012.

Penn West President and CEO Dave Roberts remarked, “This week, Penn West has taken another series of focused steps to restore its competitiveness. With this week’s change, we have now reduced the number of staff across the enterprise by over 550 from the beginning of the year. While I now believe we are staffed at an appropriate level to efficiently move the Company forward, our processes and actions must continue to drive cost improvements to our bottom line so our shareholders can measure the progress we are making.”

Roberts continued, “These are never easy decisions, and parting with such a large number of our colleagues is difficult. The spirit of the Company remains positive, and we are focused on stewarding Penn West toward achieving consistent, industry leading metrics in the areas in which we operate.”

Penn West expects to record a charge related to employee separations of $25 million in the 3rd quarter of 2013.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com

Media Inquiries: Greg Moffatt, Manager, Stakeholder Relations Phone: 403-806-3691 E-mail: greg.moffatt@pennwest.com

Forward Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the appropriateness of current staffing levels; the goal of achieving consistent, industry leading metrics in the areas in which the Company operates; and the accounting costs associated with employee separations. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.